Exhibit 99.1

For Immediate Release	August 3, 2022

The Valens Company Announces Results of Annual General Meeting of Shareholders

Kelowna, B.C., August 3, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced the voting results from its Annual General Meeting of Shareholders (the “Meeting”), held by way of live audio webcast on August 2, 2022.

Six of the director nominees that were put forward by the Company were elected by shareholders at the Meeting to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The results of the vote for the election of directors at the Meeting are set out as follows:

Nominee	Votes For	Percent	Votes Withheld	Percent
Guy Beaudin	20,340,337	97.59%	502,671	2.41%
Andrew Cockwell	20,609,431	98.88%	233,577	1.12%
Karin A. McCaskill	20,007,288	95.99%	835,720	4.01%
Ashley McGrath	19,998,568	95.95%	844,440	4.05%
Tyler Robson	20,158,064	96.71%	684,943	3.29%
Drew Wolff	20,532,986	98.51%	310,022	1.49%

KPMG LLP was also reappointed by shareholders at the Meeting.

Although extensively vetted by the Nominating and Governance Committee of the Company and initially confirming her ability and interest to stand as a director nominee for election at the Meeting as disclosed in the Management Information Circular dated July 5, 2022, immediately prior to the commencement of the Meeting, Aïda Moudachirou-Rébois advised the Company that due to unanticipated circumstances unrelated to the Company, she is precluded from serving and accordingly had to withdraw her consent. She was, therefore, not eligible to stand for election to the Board of Directors of the Company (the “Board”).

This Company continues its commitment to governance best practices, including transparency and accountability. The Company will continue to identify and attract additional qualified diverse director candidates to further strengthen the board in key areas, including diversity, CPG marketing and branding and capital markets.

Full details of the foregoing and results of the Meeting are contained in the Report of Voting Results for the Meeting which is filed under Valens’ profile on SEDAR at www.sedar.com.

At Valens, it’s Personal.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit https://thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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